



03012824

VF3-603 **

ITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 23604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING 12/31/02

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. SEIBERT & COMPANY, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__20 WEST NINTH STREET__

(No. and Street)

__CINCINNATI__   __OHIO__   __45202__

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__J. DAVID SEIBERT__   (513) 241-8888

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__CLARK, SCHAEFER, HACKETT & CO.__

(Name – if individual, state last, first, middle name)

__105 EAST FOURTH STREET__   CINCINNATI   OHIO   45202-4093

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2003
WASH. D.C. 165

PROCESSED

MAR 2 4 2003

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 2 1 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. David Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

President, Secretary and Treasurer
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2002
with
Report of Independent Auditors



Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 12, 2003

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 118,441
Marketable securities, at market value	311,518
Receivable from clearing broker	58,952
Prepaid expenses and other assets	8,534
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $139,654	32,459
	$ 529,904

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 32,753
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	486,651
Total shareholders' equity	497,151
	$ 529,904

1. **Summary of significant accounting policies and nature of business**

   Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

   Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

   Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

   Marketable securities - Marketable securities consist of common stock and a U.S. Treasury Note, and are stated at market value. The resulting difference between cost and market is included in income. The first-in, first-out method is used to determine realized gains or losses.

   Depreciation - Furniture, equipment and leasehold improvements are depreciated on principally accelerated methods over the estimated life of the related assets.

   Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

   Advertising expense - The Company expenses advertising costs when incurred.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2002

1. **Summary of significant accounting policies and nature of business (continued)**

   Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

2. **Related party transaction**

   The Company leases its office facility from its President under an agreement expiring December 31, 2003. Under the terms of this agreement, the Company pays all taxes and insurance on the facility and a $3,500 monthly rental fee.

3. **Employee benefit plans**

   The Company has two qualified, defined contribution plans (a money purchase pension plan and a profit sharing plan) covering substantially all of its employees. Contributions to the money purchase pension plan are required annually based upon a defined formula. Contributions under the profit sharing plan are determined annually by the Board of Directors.

4. **Net capital requirements**

   The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $387,531 which was $337,531 greater than its required net capital of $50,000.